SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2005

Commission File Number 1-14858

CGI Group Inc.

(Translation of Registrant’s Name Into English)

1130 Sherbrooke Street West

5th Floor

Montréal, Québec

Canada H3A 2M8

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F Form 40-F X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___.

Enclosures: Press Release dated May 25, 2005.

This Form 6-K shall be deemed incorporated by reference in the Registrant’s Registration Statement on Form S-8, Reg. Nos. 333-13350, 333-66044, 333-74932 and 333-112021.

PRESS RELEASE	FOR IMMEDIATE RELEASE

Los Angeles County selects CGI-AMS for enhancement of County’s financial and human resource systems

•	Largest US County enters into five-year renewal and upgrade valued at US$33 million for AMS Advantage 3

Los Angeles, California – May 25, 2005 – CGI-AMS Inc., the wholly-owned U.S. operating subsidiary of CGI Group Inc. (CGI) (TSX: GIB.SV.A; NYSE: GIB), announced today that Los Angeles County has extended its relationship with CGI-AMS via a multi-year, US$33 million contract. This supplements a previous agreement, which included the implementation of the County’s core financial system. Los Angeles County has been a CGI-AMS client since 1986 and is the largest County in the United States.

“The County’s top priority is to provide top-notch services, delivered with speed and efficiency to our citizens, while maximizing taxpayer dollars,” said J. Tyler McCauley, Auditor-Controller for Los Angeles County. “We selected AMS Advantage 3 as the most cost-efficient and best solution for us.”

AMS Advantage Financial Management will provide County officials with Web-based and real-time access to reliable financial information, enabling more timely decisions on funding for programs across the full range of services offered to County residents. The new system will streamline business processes supporting the management of the County’s $17 billion budget, eliminate redundant investments, and allow the County to retire dozens of disparate systems.

In addition to providing the County with AMS Advantage Financial Management, CGI-AMS will assist with examining the County’s requirements in the human resources arena to include HR administration, time and attendance, benefit administration, payroll, recruitment, employee self-service, and other related areas.

“Our collaboration with CGI-AMS has been extremely beneficial. We have pinpointed numerous efficiencies during the analysis phase of the engagement, and anticipate continued success on many levels,” said McCauley.

Donna Morea, president of CGI-AMS added: “CGI-AMS is partnering with Los Angeles County to implement truly transformational systems that will ultimately provide residents and employees with improved services in a timely and cost-effective manner. Equally important, the County is empowered to centrally monitor organizational performance and leverage that information to further improve operations while reducing costs. It is yet another example of why organizations turn to CGI-AMS to provide outstanding services for measurable results. This really speaks to what all levels of government are trying to do today.”

With government best practices embedded in the solutions, the AMS Advantage suite is tailored to meet the unique administrative needs of state and local public sector entities.

AMS Advantage is used by more than 190 public sector clients, 45 of which have already committed to implementing the new Web-based AMS Advantage 3 solution. The company incorporates more than 30 years of government experience and knowledge in the public sector market. AMS Advantage is a flexible, module-based solution that automates document workflow, decreases paperwork and ultimately improves customer service and facilitates decision-making.

About CGI-AMS

CGI-AMS Inc. is the wholly-owned U.S. operating subsidiary of CGI Group Inc. Founded in 1976, CGI is among the largest independent information technology and business process services firms in North America. CGI and its affiliated companies employ approximately 25,000 professionals. CGI provides end-to-end IT and business process services to clients worldwide from offices in Canada, the United States, Europe, Asia Pacific as well as from centers of excellence in Canada, the US, Europe and India. CGI’s annualized revenue run-rate is currently CDN$3.8 billion (US$3.0 billion) and at March 31, 2005, CGI’s order backlog was CDN$12.9 billion (US$10 billion). CGI’s shares are listed on the TSX (GIB.SV.A) and the NYSE (GIB) and are included in the S&P/TSX Composite Index as well as the S&P/TSX Capped Information Technology and MidCap Indices. Website: www.cgi.com.

Forward-Looking Statements

All statements in this press release that do not directly and exclusively relate to historical facts constitute “forward-looking statements” within the meaning of that term in Section 27A of the United States Securities Act of 1933, as amended, and Section 21E of the United States Securities Exchange Act of 1934, as amended. These statements represent CGI Group Inc.’s intentions, plans, expectations, and beliefs, and are subject to risks, uncertainties, and other factors, of which many are beyond the control of the Company. These factors could cause actual results to differ materially from such forward-looking statements.

These factors include and are not restricted to the timing and size of contracts, acquisitions and other corporate developments; the ability to attract and retain qualified employees; market competition in the rapidly-evolving information technology industry; general economic and business conditions, foreign exchange and other risks identified in the Management’s Discussion and Analysis (MD&A) in CGI Group Inc.’s Annual Report or Form 40-F filed with the SEC, the Company’s Annual Information Form filed with the Canadian securities authorities, as well as assumptions regarding the foregoing. The words “believe”, “estimate”, “expect”, “intend”, “anticipate”, “foresee”, “plan”, and similar expressions and variations thereof, identify certain of such forward-looking statements, which speak only as of the date on which they are made. In particular, statements relating to future revenue from outsourcing contracts are forward-looking statements. CGI disclaims any intention or obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Readers are cautioned not to place undue reliance on these forward-looking statements.

For more information:

Investor relations

Jane Watson, vice-president, investor relations, (416) 945-3616

Ronald White, director, investor relations, (514) 841-3230

Media relations

Eileen Murphy, director, media relations, (514) 841-3430

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CGI GROUP INC. (Registrant)
Date: May 26, 2005	By /s/ Paule Doré Name: Paule Doré Title: Executive Vice-President and Chief Corporate Officer and Secretary